HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

July 13, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:	Hess Midstream Partners LP
Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-198896

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Hess Midstream Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 7 (“Amendment No. 7”) to the Partnership’s Registration Statement on Form S-1, File No. 333-198896 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in Amendment No. 7, which the Partnership plans to file through EDGAR on or about July 20, 2015 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of July 13, 2015, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 17,250,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,250,000 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement. In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 2 to the Registration Statement, which was filed on January 27, 2015, we filed a form of the Exhibit 5.1 opinion of Latham & Watkins LLP, counsel to the Partnership, that is substantively complete except for references to the number of common units to be offered in the Offering. We intend to file a final executed copy of the Exhibit 5.1 opinion, as well as a final executed copy of the Exhibit 8.1 opinion of Vinson & Elkins L.L.P., tax counsel to the Partnership, in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

*        *        *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Michael R. Lutz
Michael R. Lutz
Chief Operating Officer Hess Midstream Partners GP LLC

Cc:	Karina Dorin, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

John Cannarella, Securities and Exchange Commission

Mark Wojciechowski, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

Stephanie Beauvais, Andrews Kurth LLP

Exhibit A